Global SPAC Partners Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

April 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Global SPAC Partners Co.
Registration Statement on Form S-1, as amended
Filed October 13, 2020
File No. 333-249465

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global SPAC Partners Co. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on April 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Bryant B. Edwards
Bryant B. Edwards
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP